BSP Securities, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 — Description of Business and Summary of Significant Accounting Policies

Business
BSP Securities, LLC (the "Company") is a Georgia limited liability company formed on September 15, 2010 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking services primarily to small and mid-sized banks in the southeastern United States.

Per its FINRA membership agreement, the Company is permitted to be an underwriter or selling group participant in firm commitment underwritings (directing clients to deal managers for transaction executions), private placements of securities, and merger and acquisition services. The Company's primary source of revenue is providing merger and acquisitions services to small and mid-sized banks and thrifts.

Basis of Presentation and Use of Estimates
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Receivable from Non-Customers
Receivable for non-customers represents money due to the Company from a client where services have been rendered. The Company believes the full amount of the receivable is collectable; therefore, no allowance for doubtful accounts has been recorded in these financial statements.

Investment Banking
Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date and sales concessions on settlement dates. Advisory fees are recorded as earned.

Income Taxes
As a limited liability corporation, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2016, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Concentration of Credit Risk
The Company maintains cash balances at banks or other financial institutions. At various times during the year, these balances may exceed the $250,000 FDIC insurance limit.

Limitation of Member Liability
Member liability is limited to the amount of capital contributed under Georgia limited liability corporation law.

NOTE 2 ⎯ Related Party Transactions
Banks Street Partners, LLC (the "Parent"), the 100% owner of the Company, provides ongoing administrative support, management, office space, office equipment and other services under a written Services Agreement. During the year ended December 31, 2016, the Company recorded service fees totaling $792,447 under the agreement. In 2016, the Company prepaid $210,516 of shared expenses for 2016 and 2017. The balance of the prepaid asset is $100,657 at December 31, 2016. The Services Agreement can be cancelled at any time with consent of the Parent.

NOTE 3 ⎯ Net Capital Requirements
The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $487,637 as defined, which was $387,637 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 at December 31, 2016.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

NOTE 4 ⎯ Subsequent Events
Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 16, 2017, the date on which the financial statements were available to be issued and nothing material was found.

NOTE 5 – CONTINGENCIES
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.